UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2010
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Appendix 3B
New issue announcement

300Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited
ABN
99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	45,000,000 fully paid ordinary shares

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	fully paid ordinary shares issued pursuant to a mandate agreement

+     See chapter 19 for defined terms.
24/10/2005

Appendix 3B - Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
Yes

5	Issue price or consideration	Nil

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Fully paid ordinary shares issued as payment of a mandate fee in accordance with mandate agreement

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 March 2010

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	940,076,934 109,385,265 32,800,799	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes

+     See chapter 19 for defined terms.
24/10/2005

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Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	54,123,521	Unquoted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A
Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+     See chapter 19 for defined terms.
24/10/2005

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Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+     See chapter 19 for defined terms.
24/10/2005

Appendix 3B - Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or
documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+     See chapter 19 for defined terms.
24/10/2005

Appendix 3B - Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?
If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+     See chapter 19 for defined terms.
24/10/2005

Appendix 3B - Page 6

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	/s/ Peter Ronald Wetzig	Date:	4 March 2010

(~~Director~~/Company secretary)

Print name:	Peter Ronald Wetzig

== == == == ==

+     See chapter 19 for defined terms.
24/10/2005

Appendix 3B - Page 7

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 4 March 2010 is represented by:

	Exercise
Expiry Date	Price	Number of Options
18-Mar-10	$0.400	20,000
31-Mar-10	$0.400	200,000
21-Jun-10	$0.400	578,750
24-Jun-10	$0.400	1,990,000
30-Jun-10	$0.400	200,000
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	32,851,021
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
11 Feb 13	$0.035	8,000,000
31-Mar-13	$0.400	168,750
30-Jun-13	$0.400	168,750

		54,123,521

METAL STORM LIMITED A.C.N. 064 270 006
METAL STORM LIMITED – RESOLUTIONS PASSED AT
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
BRISBANE, AUSTRALIA — 4 March 2010 – Metal Storm Limited (ASX trading code: MST, OTC symbol MTSXY) announces the resolutions passed at the company’s Extraordinary General Meeting of Shareholders, held in Brisbane today.
SPECIAL BUSINESS
1	Approval of issue of securities to GEM under facility agreement

That for the purposes of ASX listing rule 7.1 and for all other purposes, shareholders approve the issue of the following securities to GEM or its nominee in accordance with the terms of the facility agreement, details of which are set out in the explanatory statement:
(a)	up to 520,000,000 shares at an issue price determined in the manner set out in the explanatory statement; and

(b)	up to 100,000,000 unquoted options.

Proxies to vote for 155,576,319
Proxies to vote against 3,168,029
Proxies to abstain 714,502
Proxies to vote at the proxy’s discretion 11,093,976

This resolution was decided by a show of hands.

2	Approval of previous issue of unquoted options to GEM under facility agreement

That for the purposes of ASX listing rule 7.4 and for all other purposes, the previous issue of 8,000,000 unquoted options to GEM, in accordance with the terms of the facility agreement, details of which are set out in the explanatory statement, be authorised and approved.

Proxies to vote for 155,197,106
Proxies to vote against 3,571,539
Proxies to abstain 740,224
Proxies to vote at the proxy’s discretion 11,043,957

This resolution was decided by a show of hands.

3.	Approval of issue of shares to Empire Equity

That subject to and conditional upon resolution 1 being passed and for the purposes of ASX listing rule 7.1 and for all other purposes, shareholders approve the issue of the following shares to empire equity in accordance with the terms of the mandate, details of which are set out in the explanatory statement:
(a)	up to 44,444,444 shares in connection with payment of the mandate commitment fee; and

1

(b)	up to 5,000,000 shares in connection with payment of mandate ongoing fees,

at an issue price determined in the manner set out in the explanatory statement.
Proxies to vote for 155,390,804
Proxies to vote against 3,827,808
Proxies to abstain 752,035
Proxies to vote at the proxy’s discretion 10,582,179

This resolution was decided by a show of hands.

4.	Approval of previous shares issued to Empire Equity

That for the purposes of ASX listing rule 7.4 and for all other purposes, the previous issue of 44,444,444 shares to Empire Equity at an issue price of $0.018, in accordance with the terms of the mandate details of which are set out in the explanatory statement, be authorised and approved.

Proxies to vote for 154,842,680
Proxies to vote against 4,117,521
Proxies to abstain 1,010,446
Proxies to vote at the proxy’s discretion 10,582,179

This resolution was decided by a show of hands.

5.	Approval of issue of security to Andrew Doyle

That for the purposes of ASX listing rule 7.1 and for all other purposes, shareholders approve the issue of shares and Doyle options to Andrew Doyle in accordance with the terms of the subscription agreement, details of which are set out in the explanatory statement.

Proxies to vote for 145,952,773
Proxies to vote against 2,717,371
Proxies to abstain 1,210,656
Proxies to vote at the proxy’s discretion 10,582,656

This resolution was decided by a show of hands.

6.	Approval of previous issue of shares to Alan Waters

That for the purposes of ASX listing rule 7.4 and for all other purposes, the previous issue of 6,666,666 shares to Alan Waters at an issue price of $0.015, details of which are set out in the explanatory statement, be authorised and approved.

Proxies to vote for 155,792,954
Proxies to vote against 2,664,193
Proxies to abstain 1,499,389
Proxies to vote at the proxy’s discretion 10,596,290

This resolution was decided by a show of hands.

2

7.	Approval of issue of shares to Andrew Doyle

That for the purposes of ASX listing rule 7.4 and for all other purposes, the previous issue of 48,392,857 shares to Andrew Doyle, details of which are set out in the explanatory statement, be authorised and approved.

Proxies to vote for 145,117,588
Proxies to vote against 2,976,962
Proxies to abstain 1,457,767
Proxies to vote at the proxy’s discretion 10,910,662

This resolution was decided by a show of hands.

8.	Approval of issue of quoted options

That for the purposes of ASX listing rule 7.1 and for all other purposes, shareholders approve the issue of up to 176,720,447 quoted options to former option holders, details of which are set out in the explanatory statement.

Proxies to vote for 138,801,852
Proxies to vote against 4,527,456
Proxies to abstain 1,430,955
Proxies to vote at the proxy’s discretion 10,183,497

This resolution was decided by a show of hands.
-Ends-
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a defence technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The Company has invented 100% electronic ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, and the defence industry to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

3

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: March 5, 2010	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary